

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 7, 2017

<u>Via E-Mail</u>
Mr. Ted E. Holmes
Executive Vice President and Chief Financial Officer
Investors Real Estate Trust
1400 31st Avenue SW, Suite 60
Post Office Box 1988
Minot, ND 58702-1988

>**Re:** **Investors Real Estate Trust**
>   **Form 10-K**
>   **Filed on June 29, 2016**
>   **File No. 001-35624**

Dear Mr. Holmes:

We have reviewed your February 17, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2017 letter.

FORM 8-K FILED ON DECEMBER 12, 2016

Exhibit 99.1

Guidance

1.   We have considered your response to comment 1. We note that your FFO guidance does not include the operational or capital impact of any future acquisition, development, disposition, or capital markets activity, including potential transactions that have been announced but not yet closed. Given such assumptions, it remains unclear why a forecast of net income per share cannot be presented and reconciled under the same

assumptions. Please clarify or revise accordingly to conform to the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K.

Exhibit 99.2

2.   Please address the following as it relates to your response to comment 2.

- The language within your response appears to imply that default interest expense requires cash settlement. However, your description in periodic reports indicates that default interest relates to transactions where collateral on loans were transferred to the mortgage lender and the corresponding debt obligation and accrued interest were removed from your balance sheet. This appears to imply that default interest amounts are non-cash transactions. Please clarify.
- We note that for certain periods, the loss on extinguishment of debt amounts reflected within the statement of cash flows differed from amounts reflected as adjustments within your AFFO reconciliation.   Please clarify and/or reconcile the difference for us.

3.   We have considered your response to comment 3.   Please further expand your definition of AFFO in future filings to include the additional rationale information outlined within your response.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities